Exhibit 10(a)105
January 31, 2013

William M. Mohl
Entergy Services, Inc.
14918 Audubon Lakes Dr.
Baton Rouge, LA 70810

Re: Special Payment Provisions

Dear Bill:

Congratulations again on your appointment as President of the Entergy Wholesale Commodity Business (the “Business”), effective February 1, 2013 (the “Effective Date”). This letter agreement (“Agreement”) describes special payments for which you will be eligible if, after the Effective Date, your employment terminates under certain terms and conditions below described. Defined terms are underlined upon initial reference, capitalized thereafter, and defined either upon initial use or separately in the Applicable Definitions section of this Agreement.

1.	Payment Terms and Conditions.

You will be eligible for payment under this Agreement if, on or following the Effective Date, there shall be consummated a Transaction at a time when you remain a full-time employee within the System in the role of President of the Business, and as a result of the Transaction, you experience a Termination Event as determined by the Chief Executive Officer of Entergy. Upon a Termination Event, your Employer shall pay (or cause to be paid) to you the Base Severance, provided you execute, return, and do not revoke the release of claims in the form of, and in accordance with the terms for payment of, Attachment 1 to this Agreement (the “Release”). Moreover, if and only if the Termination Event occurs before September 18, 2014, then under the same conditions for payment of the Base Severance, and in addition to eligibility to receive payment of the Base Severance, you also shall be eligible for the Special Severance Payment 1 and the Special Severance Payment 2.

If payable under the terms and conditions herein, the Base Severance and the Special Severance Payment 1 shall be paid as soon as reasonably practicable following the date the Release becomes irrevocable and in all events within 60 days following the Termination Event. The Special Severance Payment 2 shall be paid on the date you would have been paid the corresponding benefit under the System Executive Retirement Plan of Entergy Corporation and Subsidiaries (“SERP”), i.e., the date that is six (6) months and one (1) day following the Termination Event (or on the next following business day if such date is not a business day).

All payments provided for hereunder shall be paid net of any applicable tax withholdings and deductions, including any deductions for amounts owing to any System Company and any additional withholdings to which you have agreed.

This Agreement will be null and void if (a) your employment within the System is terminated for any reason before the Effective Date; (b) you do not assume the position of President of the Business on the Effective Date; or (c) as a result of the Termination Event, you become entitled to benefits under the System Executive Continuity Plan of Entergy Corporation and Subsidiaries (“Continuity Plan”), as it may be amended from time to time, or other plan or arrangement. In no event shall you be eligible to receive the benefits under this Agreement in addition to benefits under the Continuity Plan, any successor or replacement plan, or any other separation or severance arrangement. Any benefits provided under any other System Company severance or retention plan shall offset dollar for dollar the benefits otherwise payable to you under this Agreement.

2.	Applicable Definitions.

For purposes of this Agreement, the following definitions shall apply:

a.
“Base Severance” means a 1ump-sum cash payment, less required tax withholdings and deductions, equal to two (2) multiplied by the sum of your annual base salary at the time of termination (or if greater, on the date hereof) and your target annual incentive bonus for the year of termination (or, if your termination occurs in 2014, your target annual incentive bonus for 2013 if it is greater than your 2014 target annual incentive or if your 2014 target annual incentive has not yet been established).

b.
“Cause” means (i) the willful and continuing failure by you to substantially perform your employment duties; or (ii) your engaging in conduct which is demonstrably and materially injurious to any System Company, monetarily or otherwise; or (iii) your conviction of, or entrance of a plea of guilty or nolo contendere to, a felony or other crime which has or may have a material adverse effect on your ability to carry out your duties or upon the reputation of any System Company; or (iv) your material violation of any agreement you have with a System Company; or (v) your unauthorized disclosure of the confidences of any System Company.

e.	“Employer” means Entergy Services, Inc. or any successor System Company employer of you or any successor to any such System Company employer’s business and/or assets.

d.	“Entergy” means Entergy Corporation.

e.
“Special Severance Payment 1” shall be equal to an additional lump sum payment in the amount of TWO MILLION TWO HUNDRED THOUSAND AND NO/100 ($2,200,000) DOLLARS. For avoidance of doubt, you are eligible for this payment if and only if the Termination Event occurs before September 18, 2014.

f.
“Special Severance Payment 2” shall mean the benefit that would have been payable to you under the SERP, as determined in accordance with its terms as in effect at the time of the Termination Event, had you continued to serve as President of the Business until September 18, 2014, retired with permission under the SERP, and been entitled to receive a SERP benefit based upon your eligible earnings as of the Termination Event, and applying the Replacement Ratio of 37% for purposes of the benefit calculation, reduced by any other qualified and nonqualified defined benefit for which you are eligible, and subject to all other provisions of the SERP. For avoidance of doubt, you are eligible for the Special Severance Payment 2 under this Agreement if and only if you are not otherwise eligible for a benefit under the terms of the SERP and if and only if the Termination Event occurs before September 18, 2014.

g.
“System” means collectively Entergy and any corporation 80% or more of whose stock (based on voting power) or value is owned, directly or indirectly, by Entergy and any partnership or trade or business which is 80% or more controlled, directly or indirectly, by Entergy Corporation. Each such entity shall be a System Company for purposes of this Agreement.

h.
“Termination Event” means, as determined by the Chief Executive Officer of Entergy, your separation from System employment for a reason other than Cause, as a result of a Transaction, at a time when you remain a full-time employee within the System in the role of President of the Business, and provided you do not meet either of the following conditions: (a) you continue employment within the Business after the Transaction or accept employment with the person or entity that will own or operate the Business, in whole or part, after the Transaction; or (b) you are offered a position within the System of comparable pay and management level responsibility.

i.	“Transaction” means a sale of all or substantially all of the Business, or a merger or other restructuring of all or substantially all of the Business such that it is no longer part of the System.

3.	Other Terms and Conditions.

This Agreement shall be binding upon and inure to the benefit of you and the System Companies and your heirs and the System Company’s successors and assigns. No provision of this Agreement may be amended, modified, waived or discharged unless such amendment, waiver, modification or discharge is agreed to in writing and signed by you and a duly authorized representative of Employer. No waiver by you or any System Company at any time of any breach by the other party hereto of, or of any lack of compliance with, any condition or provision of this Agreement to be performed by the other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

The laws of the State of Delaware shall govern the validity, interpretation, construction and performance of this Agreement without regard to rules of conflicts of law, and any dispute arising out of or related to this Agreement shall be submitted to the state or federal courts located in New Orleans, Louisiana, whose jurisdiction is hereby consented to by you and Entergy. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. Both you and Employer have had input into the terms of this Agreement and, as such, both should be deemed to have drafted the document.

Nothing in this Agreement shall be construed or interpreted to provide you greater rights, participation, coverage, or benefits under any System Company’s benefit plans and programs than provided pursuant to the terms and conditions of such plans and programs, except as otherwise specifically provided in this Agreement. This Agreement shall not be construed as creating an express or implied contract of employment and shall not confer upon you any right to be retained in the employ of any System Company.

Notwithstanding any provision to the contrary, to the maximum extent permitted, all provisions of this Agreement shall be construed, interpreted and administered to be in compliance with Section 409A of the Internal Revenue Code of 1986, as amended (“Code Section 409A”). If necessary, any provision shall be held null and void to the extent such provision (or part thereof) fails to comply with Code Section 409A or final regulations thereunder. Specifically, the terms “termination” and “termination of employment” shall be applied in a manner consistent with the definition of “separation from service” within the meaning of Code Section 409A. A right of any System Company, if any, to offset or otherwise reduce any sums that may be due or become payable by a System Company to you by any overpayment or indebtedness shall be subject to limitations imposed by Code Section 409A. Notwithstanding anything herein to the contrary: (i) if at the time of your termination of employment you are a “specified employee” as defined in Code Section 409A and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Code Section 409A, then a System Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to you) until the date that is six (6) months and one (1) day following your termination of employment (or the earliest date as is permitted under Code Section 409A); (ii) to the extent required in order to avoid accelerated or additional tax under Code Section 409A, you shall not be considered to have terminated employment for purposes of this Agreement and no payment shall be due to you under this Agreement until you would be considered to have incurred a “separation from service” from your Employer within the meaning of Code Section 409A; and (iii) each amount to be paid or benefit to be provided to you pursuant to this Agreement that constitutes deferred compensation subject to Code Section 409A shall be construed as a separate identified payment for purposes of Code Section 409A. Neither any System Company nor any of their respective employees or representatives shall have any liability to you with respect to taxes or penalties imposed in regard to Code Section 409A; you acknowledge that you shall be solely responsible for any taxes or penalties imposed in regard to Code Section 409A.

This Agreement supersedes any other agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof, including, without limitation, retention or severance arrangements, which have been made by or between you and/or any System Company.

This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument. If you are in agreement with the terms and conditions of this Agreement, please acknowledge your agreement by countersigning one of the two copies of this letter where indicated below and returning it to me.

ENTERGY SERVICES, INC.

/s/ E. Renae Conley

By:	E. Renae Conley

Its:	Executive Vice President, HR&A

ACKNOWLEDGED AND AGREED:

/s/William M. Mohl
William M. Mohl
Date: January 31, 2013